EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest on all indebtedness and an interest factor attributable to rentals.

	Years Ended July 31,					Six Months Ended January 31, 2004
	1999	2000	2001	2002	2003
						(unaudited)
	(In thousands, except for ratios)
Fixed Charges:
Interest expense, including amortization of debt issuance costs	$204	$381	$4,015	$3,061	$2,803	$75
Portion of rental expense deemed to represent interest	100	158	574	793	852	495
Total fixed charges	$304	$539	$4,589	$3,854	$3,655	$570

Earnings:
Income (loss) from continuing operations before income taxes	$2,727	$(3,719)	$10,602	$780	$14,278	$16,155
Fixed charges	304	539	4,589	3,854	3,655	570
Total earnings (loss) for computation of ratio	$3,031	$(3,180)	$15,191	$4,634	$17,933	$16,725

Ratio of earnings to fixed charges	10.0	–	3.3	1.2	4.9	29.3

The pre-tax loss from continuing operations for the year ended July 31, 2000 was not sufficient to cover fixed charges by a total of approximately $3.7 million. As a result, the ratio of earnings to fixed charges has not been computed for this period.

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